



NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 2, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Defiance Hotel, Airline, and Cruise ETF of ETF Series Solutions under the Exchange Act of 1934.

Sincerely,